Brian F. Leaf (703) 456-8053 bleaf@cooley.com	VIA EDGAR
April 16, 2010
Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549
RE: RegeneRx Biopharmaceuticals, Inc. — Registration Statement on Form S-1
Ladies and Gentlemen:
     On behalf of RegeneRx Biopharmaceuticals, Inc., a Delaware corporation (the “Company”), we hereby electronically transmit, pursuant to the Securities Act of 1933, as amended (the “Act”), and Regulation S-T promulgated thereunder, the initial filing of the Company’s Registration Statement on Form S-1 in connection with the proposed public offering of units consisting of shares of the Company’s common stock and warrants to purchase additional common stock, together with copies of the exhibits thereto (except for exhibits to be filed by amendment). The signature pages have been manually executed before the time of this electronic filing and will be retained by the Company for five years.
     In accordance with Rule 13(c) of Regulation S-T, please note that the Company has paid a registration fee of $855.60, which has been wired to the account of the Securities and Exchange Commission (the “Commission”) at U.S. Bank in St. Louis, Missouri.
     Pursuant to Rule 461(a) promulgated under the Act, the staff of the Commission (the “Staff”) is hereby notified that the Company and Maxim Group, LLC (the “Managing Underwriter”) desire to make oral requests to the Staff requesting the acceleration of effectiveness of the Registration Statement. The Company and the Managing Underwriter have indicated that each of them is aware of their respective obligations under the Act.
     Please contact me at (703) 456-8053 should you require further information.

Very truly yours,
/s/ Brian F. Leaf
Brian F. Leaf

Cc: Darren DeStefano, Esq.